Oppenheimer Global Fund
NSAR Exhibit – Item 77I0

AMENDMENT No. 2
to the
AMENDED AND RESTATED DECLARATION OF TRUST
of
OPPENHEIMER GLOBAL FUND

This Amendment Number 2 is made as of September 15, 2011 to the Amended and Restated Declaration of Trust of Oppenheimer Global Fund (the “Trust”), dated as of November 5, 1996, by the duly authorized individual executing this Amendment on behalf of the Trustees of the Trust.

WHEREAS, the Trustees established Oppenheimer Global Fund as a trust fund under the laws of the Commonwealth of Massachusetts, for the investment and reinvestment of funds contributed thereto, under a Declaration of Trust dated January 7, 1986, as amended and restated as of November 5, 1996;

WHEREAS, the Trustees, acting pursuant to paragraph 12 of Article NINTH, of the Declaration of Trust, further amended the Declaration of Trust as of August 15, 2002;

WHEREAS, a majority of the Trustees, pursuant to Parts 1, 2 and 3 of Article FOURTH, of the Declaration of Trust, have determined that it is advisable to establish and designate an additional class of Shares to the Fund;

WHEREAS, the Trustees have determined that to better reflect the power granted by Part 10 of Article NINTH separately with respect to each Class, it is advisable to amend Part 7 of Article NINTH;

NOW, THEREFORE, pursuant to Parts 1, 2 and 3 of Article FOURTH and paragraph 12 of Article NINTH, of the Declaration of Trust, the Declaration of Trust is supplemented and amended as follows:

Article FOURTH, Section 3 of the Trust’s Declaration of Trust is here by amended by replacing it with the following paragraph:

“Without limiting the authority of the Trustees set forth in parts 1 and 2 of this Article FOURTH to establish and designate any further Series or Classes of Series, the Trustees hereby establish one Series of Shares having the same name as the Trust, and said Shares shall be divided into six Classes, which shall be designated Class A, Class B, Class C, Class N, Class Y and Class I.  In addition to the rights and preferences described in parts 1 and 2 of this Article FOURTH with respect to Series and Classes, the Series and Classes established hereby shall have the relative rights and preferences described in this part 3 of this Article FOURTH.  The Shares of any Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some Series or Classes at the time of establishing and designating the same) have the following relative rights and preferences:”

Article NINTH Part 7 of the Declaration of Trust is amended by deleting the said Part 7 and replacing it with the following paragraph:

“7. The Board of Trustees is empowered to cause the redemption of the Shares of any Class held in any account or the conversion of those Shares to Shares of a different Class, if the aggregate net asset value of such Shares (taken at cost or value, as determined by the Board) has been reduced below a minimum amount established for such Class by the Board of Trustees and set forth from time to time in the effective prospectus and/or statement of additional information, upon such notice to the shareholder in question, with such permission to increase the investment in question and upon such other terms and conditions as may be fixed by the Board of Trustees in accordance with the 1940 Act.”